T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

September 2, 2009	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

TRENCHING EXPANDS TARGETS AT CORDERO PROJECT, MEXICO

Levon Resources Ltd. (“Levon”) (TSXV Symbol LVN.V) and joint venture partner Valley High Ventures Ltd. (“Valley High”) (TSXV Symbol VHV.V) are pleased to report additional trenching results from the Cordero silver, gold, zinc, lead porphyry district located 35 kilometres northeast of Hidalgo Del Parral, Chihuahua, Mexico.

Trenches were laid out to:

•	Test for extensions of the high values encountered in the Pozo de Plata trench (see news release dated June 9, 2009);
•	Test for surface mineralization in recently mapped diatreme breccias above high chargeability anomalies defined by the July 3D IP survey; and
•	To expose bedrock near current artisan shafts sunk on high grade.

All trench samples are mineralized with at least geochemically anomalous metal values.  Wide intervals of mineralization demonstrate the bulk tonnage character of the mineralized system. For example, Trench 2 cut 715 m (about 640 true width) grading  13.99 g Ag/T, 0.029 g Au/T, 872 ppm Zn, 1313 ppm Pb across the northeast strike of the porphyry belt within the Cordero lava dome complex.

Key intervals of the trenches that exceed an approximately 10 ppm Ag cutoff are tabulated below.  The highest grade results from the Pozo de Plata trench are included for comparison.

Trench	From(m)	To (m)	Length (m)	Ag (g/T)	Au (g/T)	Zn (ppm)	Pb (ppm)
1	0	50	50	22.7	0.105	1999	4748
1	90	150	60	110.5	0.071	7045	18231
1	95	150	55	14.1	0.059	1707	722
2	0	75	75	18.2	0.022	1042	1123
2	205	255	50	32.0	0.022	805	1414
2	285	345	60	34.9	0.036	1753	3286
2	385	520	135	18.5	0.070	917	2174
3	70	115	45	20.7	0.067	1631	4081
4	20	60	40	11.1	0.063	162	557
Pozo	0	175	175	21.8	0.200	1555	1967

Trenches 1 and 2 are located from 318 to 536 metres northeast of the Pozo De Plata trench.  Trench 1 branches out from trench 2 at the 465 m mark of trench 2.  The highest silver values are associated with rhyolite and diatreme breccias and contact zones with limestone country rocks, and are accompanied by elevated zinc, lead, and occasionally gold.  One sample returned 5 metres grading 1170 g Ag/T, 0.2 g Au/T, 7.7% Zn and 20% Pb..  Trench 2 returned several long intervals of elevated silver including one section that returned 135 metres grading 21.8 g Ag/T.

Trench 3 is located 880 metres northeast of trench 2 and is centered near a recent and active artisanal mine called San Luis.  On the San Luis mine dump, a sample of rhyolite porphyry mineralized with 3-5% disseminated pyrite, very fine disseminated sphalerite and intergrown silver sulfosalts, but no veining assayed 138 g/T Ag.   The rhyolite porphyry contains mineralized centimeter-sized fragments (xenoliths) of medium grained dacite porphyry, characterized by 5-7% disseminated sphalerite and intergrown silver sulfosalt minerals (tetrahedrite?). The presence of mineralized coarser grained xenoliths is interpreted as evidence of  a  mineralized dacite porphyry at depth that may correspond with a widespread deep induced polarization (IP) chargeability anomaly currently modeled at 300 metres depth.

Trench 4 is located 790 metres east of trench 2 and 550 metres south of trench 3.  It is hosted in rhyolite near several artisan mine workings.

Results from trench 1 and 2 have successfully expanded the new Pozo de Plata target an additional 600 metres to the northeast.  The target remains open to the south and west. The trench samples are mostly oxidized and fresh sulphides were rarely encountered.  At Cordero the depth of oxidation is variable and may extend from 20 m to over 80 metres depth.

Preparation has begun for a drill program to test trench results and other targets being defined at Cordero.   Trenches were excavated with a bulldozer to depths of 1 to 2 meters and sampled continuously through 5 m intervals.  Sample intervals were photographed and mapped according to best industry practices.  All of the samples mentioned in this release were prepared and analyzed by ALS Chemex at its labs in Chihuahua and Vancouver. Silver, zinc and lead  were analyzed as part of a multi-element inductively coupled argon plasma (“ICP”) package using a four acid digestion.  Gold analyses were performed by 30-gram fire assay with an atomic absorption (“AA”) finish.

The Cordero property is centred on a mineralized belt of porphyries that has now been defined through a strike length of 6 km and a width of about 3 km. The district is covered by the joint venture claims and consolidated land agreements that total about 10,000 hectares wherein Levon will earn a 51% interest by spending Cdn $1,250,000 of which approximately $700,000 has been spent to date including advances for drilling.   Vic Chevillon, P.Geo, who is a qualified person within the context of National Instrument 43-101 has read and takes responsibility for this news release.

Levon is a junior gold exploration company with key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada, the Norma Sass and Ruf claims near the Pipeline gold deposit being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA, and the Cordero Silver, Gold, Zinc, Lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.